FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For July 3, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Cover Letter dated July 3, 2007

2.

Notice of Change of Auditor dated June 20, 2007

3.

Letter from Former Auditor dated June 25, 2007

4.

Letter from Successor Auditor dated June 22, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  July 3, 2007

By:

“Tony M. Ricci”

           (Name)

Its:

Chief Financial Officer

(Title)

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410 - 475 West Georgia Street Vancouver, BC, Canada V6B 4M9 Tel: 604-694-0021 Fax: 604-694-0063 www.petaquilla.com

July 3, 2007

British Columbia Securities Commission

12th Floor, 701 West Georgia Street

PO Box 10142, Pacific Centre

Vancouver, BC  V7Y 1L2

Ontario Securities Commission

20 Queen Street West

Suite 1903

Toronto, ON  M5H 3S8

Dear Sir or Madam:

Re:

Petaquilla Minerals Ltd. (the "Company")

Change of Auditor

With respect to the Company's recent change of auditor and in accordance with National Instrument 51-102, please find the following documents enclosed:

(a)

Notice of Change of Auditor dated June 20, 2007;

(b)

Letter in reply to the above noted Notice of Change of Auditor from Davidson & Company LLP, Chartered Accountants, dated June 25, 2007; and

(c)

Letter in reply to the above noted Notice of Change of Auditor from Ernst & Young LLP dated June 22, 2007.

We trust you will find the above in order but if you have any questions or concerns, please do not hesitate to contact our office.

Regards,

PETAQUILLA MINERALS LTD.

 "Tony M. Ricci"

Tony M. Ricci, CA

Chief Financial Officer

/jef

Enclosures (3)

410 - 475 West Georgia Street Vancouver, BC, Canada V6B 4M9 Tel: 604-694-0021 Fax: 604-694-0063 www.petaquilla.com

PETAQUILLA MINERALS LTD.

NOTICE OF CHANGE OF AUDITOR

(the “Notice”)

Petaquilla Minerals Ltd. (the “Company”) hereby provides notice pursuant to National Instruments 51-102, of a change of auditor from Davidson & Company LLP, Chartered Accountants, to Ernst & Young LLP.

The Company confirms that:

1.

The Company has decided to change its auditors from Davidson & Company LLP, Chartered Accountants, of Suite 1200 – 609 Granville Street, Vancouver, BC  V7Y 1G6 Canada to Ernst & Young LLP of Suite 2200, 700 West Georgia Street, Vancouver, BC  V7Y 1C7 Canada.

2.

The date of said change of auditor is June 20, 2007.

3.

Davidson & Company LLP, Chartered Accountants, has resigned on their own initiative.

4.

The resignation of Davidson & Company LLP, Chartered Accountants, and the appointment of Ernst & Young LLP have been approved by the Company’s Audit Committee and Board of Directors.

5.

Davidson & Company LLP, Chartered Accountants, report on any of the Company’s financial statements relating to the relevant period as defined in National Instrument 51-102 did not contain any reservation.

6.

There have been no reportable events as defined by National Instrument 51-102.

This notice and your reply will be part of the reporting package that will be filed with the applicable regulator or relevant securities administrators and a copy of the reporting package will also be delivered to your office.

DATED this 20th day of June, 2007.

PETAQUILLA MINERALS LTD.

“Tony Ricci”

Tony M. Ricci, CA

Chief Financial Officer

June 25, 2007

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Ontario Securities Commission

20 Queen Street West, 19th Floor, Box 55

Toronto, Ontario

M5H 3S8

Dear Sirs:

Re:

Petaquilla Minerals Ltd, (the "Company")

Notice Pursuant to NI 51-102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated June 20, 2007 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Accountants

cc: Toronto Stock Exchange

A Member of SC1NTERNATIONAL

1200 - 609 Granville Street; P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1Gb
Telephone (604) 687-0947 Fax (604) 687-6172

June 22, 2007

British Columbia Securities Commission           12th floor, 701 West Georgia Street

P.O. Box 10142, Pacific Centre

Vancouver, BC  V7Y 1L2

Ontario Securities Commission             20 Queen Street West, Suite 1903 Toronto, ON  M5H 3S8

Dear Sirs/Mesdames:

Re:

Petaquilla Minerals Ltd.

Change of Auditor Notice Dated June 20, 2007

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained therein, based upon our knowledge of the information at this date.

Yours sincerely,

Ernst & Young LLP Chartered Accountants

cc: The Board of Directors, Petaquilla Minerals Ltd.